August 20, 2025

Anthony Pompliano
Chief Executive Officer
ProCap Financial, Inc.
ProCap BTC, LLC
600 Lexington Avenue, Floor 2
New York, NY 10022

       Re: ProCap Financial, Inc.
           Draft Registration Statement on Form S-4
           Submitted July 24, 2025
           CIK No. 0002076163
Dear Anthony Pompliano:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-4
General

1. Please revise to include a separate proposal for the approval of CCCM's revised organizational documents that will be effective upon registration of CCCM as a
       Delaware corporation.
Cover Page

2. Please revise to disclose here, in the Notice of Extraordinary General Meeting of
       Shareholders, and on page 118 (i) the number of shares of Pubco Stock offered in connection with the Business Combination, (ii) the price per share of the Pubco Stock,
       (iii) the value of the consideration that the Sponsor, the Public Shareholders, and the
 August 20, 2025
Page 2

       Seller are receiving in connection with the Business Combination and
(iv) the
       aggregate value of the consideration that the Sellers are receiving.
3. Please revise to disclose the ownership percentage of Pubco Stock by the Private
       Placement Agents, the Preferred Equity Investors, the Convertible Note Investors, and
       the directors and officers of CCCM.
Notice of Extraordinary General Meeting of Shareholders, page i

4. Please revise the Notice of Extraordinary General Meeting of Shareholders to list out each separate proposal that the CCCM Shareholders will consider and vote upon pursuant to the Organizational Documents Proposal.
Questions and Answers About the Proposals, page 15

5. Please revise to add disclosure regarding the impact of the Domestication and the
       Business Combination for the CCCM Warrants.
6.     Please add disclosure regarding the Outside Date of the Business
Combination
       Agreement so that investors understand the date by which the Business Combination must be consummated even if CCCM's Combination Period is extended.
Q: What equity stake will current Public Shareholders, the Preferred Equity Investors, the
Sponsor, Professional Capital Management..., page 19

7. Your disclosure on page 21 that CCCM issued the Public Shares in the CCCM IPO at
       $10.00 per share appears to be inconsistent with the IPO Prospectus in which CCCM offered public units, each of which consisted of one Class A Ordinary Share and one-
       half of one redeemable warrant, for $10.00 per Public Unit.
Q: What vote is required to approve the proposals presented at the Meeting?, page 24

8. Your disclosure on pages 24 and 119 that the Organizational Documents Proposal is required to be approved by an ordinary resolution of CCCM Shareholders appears to conflict with your disclosure elsewhere that the Organizational Documents Proposal is a non-binding advisory vote. Please revise for clarity and consistency.
Q: What happens if a substantial number of Public Shareholders vote in favor of the Business
Combination Proposal and exercise..., page 34

9. Please expand your disclosure here to address the maximum number of redemptions that may be made in order for the consummation of the Business Combination to occur, if approved.
Summary of the Proxy Statement/Prospectus
Ancillary Documents
Preferred Equity Subscription Agreements, page 38

10. Please disclose here the number and dollar amount of Bitcoin acquired with the proceeds from the Preferred Equity Investment.
 August 20, 2025
Page 3
11. We note your disclosure that, at the Closing, the Bitcoin held by ProCap and
       Anchorage will be contributed to Pubco. Please revise to disclose whether this transfer will be an on-chain or off-chain transfer, and if on-chain, please revise to disclose the transaction costs associated with the transfer.
Convertible Note Subscription Agreements, page 39

12. We note your disclosure that the "[p]roceeds from the Convertible Note Financing are expected to be utilized by Pubco for the purpose of acquiring additional Bitcoin and for working capital purposes." Please revise to disclose, if known, the percentage of the proceeds that will be used for acquiring additional Bitcoin and the percentage of the proceeds that will be used for working capital purposes. If not known, so state and describe the factors Pubco will consider in making the determination.
13. We note your disclosure that the Convertible Notes will be two times collateralized by cash, cash equivalents and certain Bitcoin assets. Please revise to disclose the percentage of your Bitcoin holdings and the amount of cash and cash equivalents that will collateralize the Convertible Notes and, in your risk factors section, address how the volatility of Bitcoin may impact the number of Bitcoin, cash and cash equivalents needed to collateralize the Convertible Notes.
Lock-Up Agreement, page 39

14. Please revise to disclose the number of shares of Pubco Stock that will be subject to the Lock-Up Agreement, the Insider Letter Amendment and the Registration Rights
       Agreement.
Merger Consideration, page 41

15. Please revise to provide an example of the Adjustment Shares and the merger consideration that Professional Capital Management will receive based upon the
       Closing Bitcoin Price as of a recent measurement period.
Dilution, page 42

16. Please tell us your consideration for including your Convertible Notes issuance in your dilution presentation as Item 1604(c) of Regulation S-K requires material probable transactions, other than the de-SPAC transaction itself, be included in the dilution computation and disclosure. In your response, specifically address the following:
           Explain to us why you believe that you may be required to separately account for the liability and equity components of the Convertible Notes as indicated in the first risk factor on page 115. In this regard, we note that ASC 470-20-25-13 indicates that a substantial premium related to a convertible debt issuance is presumed to result in such premium representing paid-in capital, but your
           Convertible Notes appear to be issued at a discount.
           Tell us whether and, if so, how the conversion ratio of your Convertible Notes can change. In this regard, we note your disclosure in the first risk factor on page 114 that the conversion ratio will be proportionately adjusted based on the change in the average Bitcoin price over the ten days immediately prior to the Closing
           Date relative to the Signing Bitcoin Price, but note no other references in your
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Page 4

           submission to adjusting the conversion ratio.
             If the conversion ratio can change as indicated in the preceding bullet, tell us your consideration for disclosing throughout your registration statement that your conversion ratio can change as well as the impact of this provision based on the actual prices of Bitcoin over the ten days before a recent practicable date and the actual Signing Bitcoin Price, as the latter amount should be known. The CCCM Board's Reasons for Approval of the Business Combination, page 52

17. Please revise to include quantitative information related to the volatility of Bitcoin here or include a cross reference to where the volatility of Bitcoin is disclosed. Also please disclose the fees and expenses associated with completing the Business
       Combination, including payments to the Placement Agents, or include a cross reference to where such fees and expenses are disclosed. In addition, please revise to include a brief definition of "mNAV."
Conditions to Closing of the Business Combination, page 57

18. Please revise your disclosure on pages 57 and 58 to identify which of the conditions to the Closing may be waived.
Risk Factors, page 66

19. Please add a separately captioned risk factor that addresses the risk of attack due to the levels of concentration of Bitcoin ownership such as the possibility of a Bitcoin owner obtaining control over the Bitcoin network.
20. Please add a separately captioned risk factor that addresses PubCo's exclusive forum provision.
Risks Related to the Business and Bitcoin Treasury Strategy of Pubco
Bitcoin and other digital assets are novel assets..., page 71

21. Please revise to update your disclosure regarding the SEC's enforcement actions.
Recently, there has been a precipitous drop in the market values of companies formed through mergers..., page 95

22. Please expand your risk factor disclosure to identify reasons why companies that have recently gone public through mergers with special purpose acquisition companies have experienced significant declines in their market values.
Members of CCCM's management team and the CCCM Board..., page 102

23. We note your disclosure that individual members of CCCM's management team and the CCCM Board, as well as certain of CCCM's affiliates, have been involved in litigation, investigations or other proceedings resulting from their involvement and positions in other companies, which could be time-consuming. To the extent any litigation, investigations or other proceedings is having a material impact on CCCM's ability to consummate the Business Combination, please so specify. In addition, to the extent this is true of ProCap's management, please also provide similar risk disclosure with respect to ProCap.
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Page 5

The Indenture contains cross-default provisions..., page 115

24. We note your disclosure that the Indenture contains cross-default provisions that could result in the acceleration of all of Pubco's indebtedness. Please expand your disclosure to provide examples of covenants that may present a higher risk of breach that could result in an acceleration of indebtedness.
The Domestication Proposal
Reasons for the Domestication, page 134

25. We note that the reasons listed for domestication in Delaware is not specific to CCCM. Please revise your disclosure to specify why the CCCM Board believes that it is in the best interest of CCCM to effect the Domestication at this moment in relation to the proposed transaction.
The Business Combination Proposal
Background of the Business Combination
Description of Negotiations between CCCM and ProCap, page 138

26. Please add disclosure to describe the negotiations regarding the ownership of the
       Public Shareholders, the ProCap Preferred Unit Holders, the ProCap Common Unit
       Holders and the Sponsor in Pubco.
27. We note your disclosure on page 141 that between June 16, 2025 and June 23, 2025,
       CCCM, EGS, ProCap and RS negotiated the terms of the Business
Combination
       Agreement. Please expand your disclosure to not only address the principal topics discussed, but to provide more detail regarding each party's initial positions and how the terms of the Business Combination Agreement evolved. Please similarly expand your disclosure regarding the negotiation of the terms of the Ancillary Agreements, including details about the negotiations involving the Non-Competition Agreement.
28. We note your disclosure on page 141 that "[p]rospective investors negotiated the terms of the Subscription Agreements." Please identify the prospective investors involved in negotiations, how potential investors were identified, each party's initial positions and how the terms of the Subscription Agreements evolved through negotiations.
29. Please add disclosure regarding the negotiations with respect to Pubco's management and board composition.
Opinion of Northland, the CCM Board's Financial Advisor
Fairness Opinion of Northland, page 145

30. We note your disclosure on page 148 that Northland used financial information about
       ProCap in its analyses. Please revise to include the financial information in your prospectus or tell us why you believe this is not required. Similarly, please disclose the pricing information provided to Northland by CCCM management, ProCap and their advisors.
 August 20, 2025
Page 6
Analysis of Selected Precedent Transactions, page 148

31. Please revise to identify which, if any, of the Selected Precedent Transactions closed as of the date of the Northland's Fairness Opinion, and, for the transactions that had not yet closed, please clarify that there is no guarantee that the transactions will close.
The Business Combination Agreement, page 160

32. We note that in arriving at the Fairness Opinion, it was assumed that all regulatory approvals and consents required were consummated pursuant to the terms of the
       Business Combination Agreement. Please identify any material regulatory approvals and consents that are required and whether they have been obtained.
The Organizational Documents Proposal, page 178

33. Please revise to show the full text of Proposals 3A to 3D in this section.
Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Balance Sheet, page 208

34. Please revise your presentation of Adjustment D to reflect the issuance of $64,563 of par value of stock issued to ProCap Preferred Unit holders as common stock of Pubco and not preferred stock.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of
June 30, 2025, page 216

35. Please revise Adjustment D to provide amounts for the Adjustment Shares calculated using the relevant Bitcoin prices in the formula as of the most recent practicable date prior to the effective date for the registration statement as required by Rule 11-
       02(a)(6)(i)(A) of Regulation S-X. In this regard, we note that using your July 24, 2025 submission date as a stand-in for the Closing Date, it appears that an incremental approximately 6.9 million shares of Pubco common stock would be issued.
In
       addition, please address the following:
           Update your pro forma loss per share disclosures in Note 6 to include the incremental Adjustment Shares.
           As Bitcoin prices are volatile, separately disclose the range of possible actual
           Adjustment Shares that are likely to result based on historical Bitcoin price volatility. See Rule 11-02(a)(10) of Regulation S-X. If you do not believe significantly different results may occur, tell us why in your response.
           Tell us your consideration for including Adjusted Shares based on information at the most recent practicable date prior to your submission/filing throughout your registration statement as these shares will impact the ownership percentages and other information disclosed in your submission.
Information Related to ProCap
Media Products, page 243

36. Please revise to disclose whether you have developed the media products listed on page 243, including podcasts, a YouTube channel, social media accounts and a
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Page 7

       Substack newsletter. If so, please revise to describe the media products in greater detail, including for example, the name of your podcasts and number of podcasts produced, the name of your YouTube Channel, including the number of videos produced, the names and locations of your social media accounts, the number of
       Substack newsletters published and number of subscribers. In this regard, we note that your agreement with BitcoinIRA seems to require that you post ads on YouTube and
       X beginning on August 1, 2025. To the extent you have not developed the media products, please revise to describe the timeline of the development of these products, the costs of such development, the sources of capital and any challenges you may have in developing these products.
Bitcoin Consulting and Advisory Services, page 244

37. Your disclosure on page 244 regarding the Services Agreement with Professional
       Capital Management is inconsistent with your disclosure on page 252. On page 244, you describe the agreement as one in which you will provide advisory services to customers in exchange for fees. On page 252, you describe the agreement as one in which Professional Capital Management will provide services to ProCap. Please revise for clarity and consistency. In addition, please expand your disclosure to clarify the delineation of responsibilities with respect to your consulting and advisory services, including how much of the advisory services will occur through the Services
       Agreement and how much will be provided directly by ProCap.
Bitcoin Treasury Strategy, page 244

38. Please expand your disclosure in this section to describe the policies related to the percentage of your treasury holdings that will be Bitcoin, and, to the extent that you intend to engage in staking-like activities, disclose the percentage of your Bitcoin that will be staked and include a materially complete description of your staking policies and procedures. If known, describe the unbonding period of the Bitcoin staking activities you intend to engage.
39. Your disclosure on page 244 that you do not plan to sell Bitcoin except in extraordinary circumstances seems to contradict your statement on page 245 that you intend to use covered calls and various other option-based strategies to generate yield from your Bitcoin holdings. Please revise for clarity and consistency.
40.    Please describe the anti-money laundering (AML), know-your-customer
(KML) and
       other procedures you conduct or plan to conduct to mitigate transaction risk, including whether a transaction counterparty is subject to sanctions and is otherwise in compliance with applicable laws and regulations. Also add a separately captioned risk factor describing the risks of these due diligence procedures failing to prevent transactions with a sanctioned entity and the impact if such a transaction occurs.
41. Please revise to disclose your policies related to air drops, incidental rights and hard forks, and add risk factors related to such policies as necessary.
42. Please expand your disclosure to explain how ProCap intends to purchase the Bitcoin for its treasury reserve, including whether purchases will be made through certain third party trading platforms or through certain brokers. Please disclose whether
       ProCap has any agreements in place for this purpose.
 August 20, 2025
Page 8

Overview of Bitcoin Industry and Market, page 245

43. Please balance your disclosure in this section to address the volatility of Bitcoin prices.
Custody of ProCap's Bitcoin, page 249

44. Please revise to disclose the material terms of your agreement with Anchorage, including the term, termination provisions, whether your assets will be held in segregated accounts in cold storage, the identity of the entities that will have access to the Bitcoin, whether any entity will be responsible for verifying the existence of the
       Bitcoin, and the extent to which Anchorage will carry insurance for any losses of
       Bitcoin that it custodies for you. Also revise your disclosure to address where
       Anchorage is chartered and how it is regulated. Please also provide a summary of such terms of the custodial agreement with Anchorage in the Prospectus Summary.
Financial Statements of ProCap BTC, LLC
Notes to Financial Statements
Note 3. Summary of Significant Accounting Policies
Digital assets, page F-26

45. We note your disclosure that you, "retain all Bitcoin mined" in your accounting policy. Please advise if you have any mining operations or plan to mine in the future, or remove the reference to mining in your next amendment if not applicable.
Note 4. Digital Assets, page F-28

46. We note the contribution of BTC in your rollforward on page F-28. We further note the line items in the supplemental disclosure of non-cash activities related to these contributions. Please revise your next amendment to provide a description of your accounting for these transactions. Refer to ASC 350-60-50-4.
Annex D
Amended and Restated Certificate of Incorporation of ProCap Financial, Inc., page D-4

47. We note that Section 1 of Article VIII states that "subject to the preceding provisions of this Article VIII, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act of 1933, as amended (the "Securities Act"), including all causes of action asserted against any defendant to such complaint" and that Section 2 of Article VIII states that "[t]he exclusive forum provision set forth in Section 1 above of this Article VIII does not apply to, and does not preclude or contract the scope of . . . concurrent jurisdiction under Section 22 of the Securities
       Act, for federal and state courts over all claims seeking to enforce any liability or duty created by the Securities Act or the rules and regulations thereunder." These provisions appear to be contradictory. Please advise and revise the summary of your exclusive forum provision in your registration statement if necessary. August 20, 2025
Page 9

       Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Irene Paik at 202-551-6553
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets